UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cornerstone Building Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number)

CD&R Pisces Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Richard J. Campbell, P.C.

Daniel Wolf, P.C.

David M. Klein, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Pisces Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,128,929 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,128,929 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,128,929 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.00% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

CD&R Pisces Holdings, L.P. (“CD&R Holdings”) holds 39,128,929 shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer. CD&R Holdings’ voting percentage is 31.00%, calculated based on 126,218,902 shares of Common Stock outstanding as of November 2, 2021 as disclosed in the Issuer’s Form 10-Q filed on November 9, 2021.

(2)

CD&R Holdings may be deemed to be part of a group with other entities that are part of the CD&R Investor Group (as defined in the New Stockholders Agreement), as described in Items 4 and 6 of this Statement but CD&R Holdings disclaims beneficial ownership of the Common Stock held by such persons.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R INVESTMENT ASSOCIATES X, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,128,929 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,128,929 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,128,929 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.00% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

CD&R Investment Associates X, Ltd. (“CD&R Holdings GP”) may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Holdings, which holds 39,128,929 shares of Common Stock. CD&R Holdings holds 39,128,929 shares of Common Stock. CD&R Holdings’ voting percentage is 31.13%, calculated based on 125,676,292 shares of Common Stock outstanding as of April 8, 2021.

(2)

CD&R Holdings GP may be deemed to be part of a group with persons that are parties to that certain New Stockholders Agreement described in Items 4 and 6 of this Statement, but CD&R Holdings GP disclaims beneficial ownership of the Common Stock held by such persons.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons on November 16, 2018 (as so amended, the “Existing Schedule”) related to the Common Stock of the Issuer. Information reported and defined terms used in the Existing Schedule, as amended to the date hereof (this “Statement” or “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Statement is hereby supplemented to include the following information:

The Reporting Persons have not obtained any financing commitment or agreed to any financing terms regarding the transactions contemplated by the Proposal (as defined below). Any third party financing for the transactions contemplated by the Proposal remains subject to negotiation, and the Reporting Persons can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them.

Item 4. Purpose of Transaction.

Item 4 of this Statement is hereby supplemented to include the following information:

The Proposal

On February 13, 2022,1 the Sponsor determined to pursue a transaction to take the Issuer private and to submit a non-binding proposal with respect to such a transaction to a special committee of the board of directors of the Issuer (the “Board”) comprised of non-management directors that are independent of the Sponsor, the Reporting Persons and their affiliates (the “Special Committee”). On February 13, 2022, the Sponsor delivered to the Special Committee a letter setting forth a best and final non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by affiliates of the Sponsor for cash consideration of $24.65 per share (the “Proposal”). Prior to the making of the Proposal, the Issuer granted the CD&R Investor Group a limited waiver (the “Limited Waiver”) of the standstill restrictions contained in the New Stockholders Agreement in order to permit the submission of the Proposal (as well as to permit the CD&R Investor Group to pursue, develop and, if later approved by the Board upon the recommendation of the Special Committee, enter into the transaction contemplated by the Proposal). A copy of the Proposal is filed herewith as Exhibit 99.1, and the information set forth in the Proposal is incorporated by reference herein. A copy of the Limited Waiver is filed herewith as Exhibit 99.2, and the information set forth in the Limited Waiver is incorporated by reference herein.

The Sponsor indicated that it expects that the Special Committee will consider the Proposal and make a recommendation to the Board with respect to the transaction contemplated by the Proposal. The Sponsor also stated in the Proposal that, as stated at the outset of its exploratory discussions with the Special Committee and its advisors regarding a potential transaction, it would only be willing to consider a transaction that is expressly conditioned on the procedures described in Kahn v. M&F Worldwide Corp. and its progeny. Accordingly, any potential transaction would (among other things) have to be (1) approved by a fully empowered special committee of non-management directors that are independent of the Sponsor, the Reporting Persons and their affiliates and (2) subject to a non-waivable condition requiring the approval of the holders of a majority of the shares of Common Stock that are not owned by the Reporting Persons or their affiliates. The Proposal Letter provides that it does not create any legal obligations and that no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement.

While the Proposal remains under consideration by the Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Special Committee and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Statement, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the New York Stock Exchange and other material changes in the Issuer’s business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Proposal will be consummated. The Sponsor reserves the right to modify or withdraw the Proposal at any time. Subject to the restrictions set forth in the New Stockholders Agreement, as modified by the Limited Waiver, the Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Statement, and to modify or withdraw any such plan or proposal at any time. Subject to the restrictions set forth in the New Stockholders Agreement, as modified by the Limited Waiver, if the transaction contemplated by the Proposal is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Except as set forth in this Schedule 13D, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

7. Materials to be Filed as Exhibits.

Item 7 of this Statement is hereby amended to add the following exhibit:

Exhibit Description

99.1	Letter, dated February 13, 2022, from the Sponsor to the Special Committee
99.2	Limited Waiver, dated February 12, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CD&R PISCES HOLDINGS, L.P.

By:	CD&R Investment Associates X, Ltd.,
its general partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES X, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary